JinkoSolar Addresses Environmental Concerns Related to its Zhejiang Jinko Facility

SHANGHAI, September 19, 2011 / -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company") (NYSE: JKS) a fast-growing, vertically-integrated solar power product manufacturer based in China, today addressed the environmental concerns that have surfaced at its facility in Haining city, Zhejiang Province, China in recent days.

There have been reports that Zhejiang Jinko Co., Ltd. (“Zhejiang Jinko”), a wholly owned subsidiary of JinkoSolar in Haining, Zhejiang Province, China, discharged hazardous waste into a river, prompting local residents to protest at its facility from September 15 to September 17, 2011.  The local environmental protection authority is investigating the incident.  In response to the concerns of local residents and in full cooperation with the local government’s investigation, Zhejiang Jinko has suspended operations at its facility in Haining until the impact of any potential environmental damage has been assessed and remedied.  An initial investigation conducted by the local environmental protection authority indicates that the pollution may have been caused by the improper storage of waste containing fluoride.

The Company will take all necessary steps to ensure that it is in compliance with all environmental rules and regulations. Any deficiencies in environmental protection uncovered will be immediately remedied. The Company expects that its facility in Haining will resume operations within the next few days.

The Company has sincerely apologized to local residents of Haining and its employees for any inconveniences caused.

The Company’s facility in Haining had the capacity to produce 1,100 MW of solar cells per year as of June 30, 2011. The temporary suspension of operation in Haining will have no material impact on the business in its Shangrao facility, which mainly produces silicon ingots, silicon wafers and solar modules. To make up for the temporary wafer-to-cell processing shortfall, the Company expects to outsource the cell processing to a third party vendor under a “tolling” arrangement. The halt in production is not expected to have material impact on the Company’s operations and module delivery commitment to its customers. The Company will update the market as the situation evolves.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing, vertically-integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany, San Francisco, U.S. and Bologna, Italy. JinkoSolar has built a vertically-integrated solar product value chain with an integrated annual capacity of 900 MW each for silicon wafers, solar cells and solar modules as of March 31, 2011. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Italy, Germany, Belgium, Spain, the United States, France and other countries and regions.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s public filings with the Securities and Exchange Commission, including its annual report on 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 25, 2011, as amended on May 10, 2011 and September 2, 2011. All information provided in this press release is as of September 19, 2011. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Yvonne Young
JinkoSolar Holding Co., Ltd.
Tel: +86 21 6106 4018
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86 10 5826 4939
Email: carnell@christensenIR.com

In the U.S.:

Jeff Bloker
Christensen
Tel: +1 480 614 3003
Email: jbloker@christensenIR.com